N E W S   R E L E A S E

OzEmail Bundles with Apple's New iMac Computer

FOR MORE INFORMATION CONTACT:

Helen Forde - Sydney, Australia - (+61 2) 9433 2461, 0411 530 461

Sydney, 3 September, 1998 OzEmail Limited (ASX: OZM) (Nasdaq: OZEMY), the leading provider of comprehensive Internet services in Australasia, today is pleased to announce that it has been chosen by Apple Computer Australia (Nasdaq:
AAPL) as the only pre-installed Internet service provider for the Australian release of iMac this week.

"We're proud that Apple has chosen OzEmail to be its Internet service provider of choice, " said OzEmail's Chief Executive, Mr Sean Howard. "And I am delighted to welcome Apple back into the consumer market with a such a revolutionary Internet computer."

The iMac, a complete Internet computer right out of the box, is set to launch in Australia bundled with an OzEmail Internet connection and 100 free hours of Internet access in the first month. There is a one-off registration charge of $10.

"iMac is the ideal computer for new customers who want to connect to the Internet quickly and easily. We are pleased to team with OzEmail to make accessing the Internet out of the box even easier for iMac purchasers," said Apple Computer Australia Managing Director, Diana Ryall.

Diana Ryall continued by saying, "iMac delivers the best and easiest-to-use Internet experience. Australian consumers can look forward to a stylish, competitively-priced computer that combines the excitement of the Internet with the simplicity of the Macintosh."

To mark the launch of the new iMac computer in Australia, OzEmail staff will be available in selected Apple Centres across Australia on Saturday 5 September, 1998 to answer Internet related questions.

"With OzEmail, the iMac user benefits not only from our company's national network but also our growing suite of content services including news, sports, stock market and travel services and also our 24-hour customer service with specialised iMac help," said Mr Howard. "Together Apple and OzEmail look forward to bringing a new generation of users to the Internet in Australia."

About OzEmail

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statement on Form F-1 dated May 28, 1996, its 1997 Form 10-K dated May 15,1998, 1996 Form 10-K dated March 31, 1997, its quarterly report on Form 6-K dated May 15, 1998, its Amendment No. 1 to Form 10-Q for the period to September 30, 1997, dated May 21, 1998, its Amendment No. 1 to Form 10-Q for the period to June 30, 1997, dated May 21, 1998,and its Form 10-Qs dated August 13, 1996, November 14, 1996, and May 8, 1997.